Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

I consent to the incorporation in the Annual Report of Lutcam Inc. on Form 10-KSB of my report on the financial statements of the Company as its independent auditor dated March 12, 2007, as of and for the periods ended December 31, 2006 and 2005, and cumulative from inception through December 31, 2006, and to managements’ report of the effectiveness of internal control over financial reporting appearing in this Annual Report 10KSB of Lutcam Inc I further consent to the reference to me in the section Changes In and Disagreements on Accounting and Financial Disclosures in the Annual Report on Form 10-KSB.

/s/  John Kinross-Kennedy

John Kinross-Kennedy,  CPA

Irvine, California
March 30, 2007